Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

February 21, 2024

Ms. Alexandra Barone

Mr. Larry Spirgel

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 5 to Registration Statement on Form F-1

Filed February 2, 2024

CIK No. 0001964946

Dear Ms. Barone, Mr. Spirgel, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated February 12, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Amendment No. 5 to Registration Statement on Form F-1

Note 3. Summary of Significant Accounting Policies

bb. Revision of previously issued Consolidated Statements of Balance Sheets, Operations and Comprehensive Loss..., page F-17

1.	We note your response to prior comment 2, however, it remains unclear how you determined that the qualitative factors overcome the quantitative significance of the error. In this regard, while you refer to the dollar impact of this error, on a percentage basis, this error impacted earnings per share by approximately 15% as a percentage of the as corrected balance. Please explain or as previously requested, revise to label the appropriate columns of the financial statements as restated and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Accounting Standard 3101.

Response: In response to Staff’s comment, the Company has restated its previously reported consolidated balance sheets on page F-3, consolidated statements of operations and comprehensive loss on page F-4, and consolidated statements of changes in shareholders’ deficit on page F-5, as well as the disclosures for Note 12 - basic and diluted loss per share on page F-23 and Note 19 - financial information of the parent company on page F-28, and added disclosures for the details restatement on Note 17 – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin